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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                      STECK-VAUGHN PUBLISHING CORPORATION
                              (NAME OF THE ISSUER)

                      STECK-VAUGHN PUBLISHING CORPORATION
                           SV ACQUISITION CORPORATION
                         NATIONAL EDUCATION CORPORATION
                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    85804510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

              MICHAEL R. KLEIN, ESQ.                              ERIC P. GELLER, ESQ.
            WILMER, CUTLER & PICKERING                  SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                2445 M STREET, N.W.                              HARCOURT GENERAL, INC.
            WASHINGTON, D.C. 20037-1420                            27 BOYLSTON STREET
             TELEPHONE: (202) 663-6000                     CHESTNUT HILL, MASSACHUSETTS 02167
                                                                TELEPHONE: (617) 232-6200

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          PERSON(S) FILING STATEMENT)

                            ------------------------

                                   Copies to:

              LEWIS H. LAZARUS, ESQ.                            ROBERT L. FRIEDMAN, ESQ.
        MORRIS, JAMES, HITCHENS & WILLIAMS                     SIMPSON THACHER & BARTLETT
        222 DELAWARE AVENUE, P.O. BOX 2306                        425 LEXINGTON AVENUE
            WILMINGTON, DELAWARE 19801                          NEW YORK, NEW YORK 10017
             TELEPHONE: (302) 888-6800                          TELEPHONE: (212) 455-2000

THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                            ------------------------

                           CALCULATION OF FILING FEE

=======================================================================================================
               TRANSACTION VALUATION                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                    $34,480,573                                          $6,896.12
=======================================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

* For purposes of calculation of the filing fee only. This transaction relates to the merger (the "Merger") of a wholly-owned subsidiary of Harcourt General, Inc. ("Harcourt") with and into Steck-Vaughn Publishing Corporation (the "Company"). The "Transaction Valuation" amount referred to above is based upon the product of (i) 2,337,666, the number of outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company as of September 25, 1997 (not including Shares held in the treasury of the Company or which, prior to consummation of the Merger, are owned by Harcourt or any of its affiliates) and (ii) $14.75, the cash price per Share to be paid in the Merger. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.

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

     This Rule 13E-3 Transaction Statement (the "Statement") of Steck-Vaughn Publishing Corporation (the "Company"), a Delaware corporation, Harcourt General, Inc. ("Harcourt"), a Delaware corporation, National Education Corporation ("NEC"), a Delaware corporation and direct wholly-owned subsidiary of Harcourt, and SV Acquisition Corporation ("Merger Sub"), a Delaware corporation and direct wholly-owned subsidiary of NEC, relates to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 29, 1997, among the Company, Harcourt, NEC and Merger Sub, pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the result being that the Company shall be a direct wholly-owned subsidiary of NEC and an indirect wholly-owned subsidiary of Harcourt. The Merger Agreement and the Merger have already been approved by the board of directors and, prior to the date of mailing of the Information Statement (as hereinafter defined) will have been approved by, stockholders of all the parties to the Merger Agreement and the Merger. The Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"). A copy of the Merger Agreement is filed by the Company as Exhibit A to the Company's Information Statement (the "Information Statement") filed as Exhibit D to the Statement.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Statement. The information in the Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Information Statement.

                             CROSS-REFERENCE SHEET

     ITEM IN
  SCHEDULE 13E-3                       WHERE LOCATED IN INFORMATION STATEMENT
------------------    ------------------------------------------------------------------------
Item 1(a)             "AVAILABLE INFORMATION" and "CERTAIN INFORMATION REGARDING THE COMPANY,
                      HARCOURT, NEC AND MERGER SUB -- The Company"
Item 1(b)             Cover Page; "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC
                      AND MERGER SUB -- Securities of the Company"
Item 1(c)             "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC AND MERGER
                      SUB -- Price Range of the Shares; Dividends"
Item 1(d)             "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC AND MERGER
                      SUB -- Price Range of the Shares; Dividends"
Item 1(e)             **
Item 1(f)             "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT AND MERGER
                      SUB -- Purchases of Shares by the Company"
Item 2(a)-(d),(g)     Appendix D
Item 2(e)-(f)         **
Item 3(a)(1)          **
Item 3(a)(2)          "SPECIAL FACTORS -- Background of the Merger" and " -- Purpose,
                      Structure and Reasons for the Merger"
Item 3(b)             "SPECIAL FACTORS -- Background of the Merger" and " -- Purpose,
                      Structure and Reasons for the Merger"
Item 4(a)             "THE MERGER"
Item 4(b)             "SPECIAL FACTORS -- Background of the Merger", "-- Purpose, Structure
                      and Reasons for the Merger", "SPECIAL FACTORS -- Background of the
                      Merger", "-- Purpose, Structure and Reasons for the Merger" and
                      "-- Certain Effects of the Merger; Operations of the Company After the
                      Merger"
Item 5(a)-(b)         **
Item 5(c)             "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and
                      "THE MERGER -- Terms of the Merger"
Item 5(d)             "CERTAIN INFORMATION -- Price Range of the Shares; Dividends"
Item 5(e)             "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and
                      "-- Certain Effects of the Merger; Operations of the Company After the
                      Merger"
Item 5(f)             **
Item 5(g)             "SPECIAL FACTORS -- Certain Effects of the Merger; Operations of the
                      Company After the Merger"
Item 6(a)-(b)         "FINANCING OF THE MERGER"
Item 6(c)-(d)         **
Item 7(a)-(c)         "SPECIAL FACTORS -- Background of the Mergers" and "-- Purpose,
                      Structure and Reasons for the Merger"
Item 7(d)             "SPECIAL FACTORS -- Certain Effects of the Merger; Operations of the
                      Company After the Merger" and "-- Certain Federal Income Tax
                      Consequences"
Item 8(a)             "SPECIAL FACTORS -- Fairness of the Merger; Recommendations"
Item 8(b)             "SPECIAL FACTORS -- Fairness of the Merger; Recommendations" and
                      "-- Opinion of Financial Advisor"

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
     ITEM IN
  SCHEDULE 13E-3                       WHERE LOCATED IN INFORMATION STATEMENT
------------------    ------------------------------------------------------------------------
Item 8(c)             "SPECIAL FACTORS -- Background of the Merger"
Item 8(d)             "SPECIAL FACTORS -- Background of the Merger", "-- Fairness of the
                      Transaction; Recommendations" and "-- Opinion of Financial Advisor"
Item 8(e)             "SPECIAL FACTORS -- Fairness of the Merger; Recommendations"
Item 8(f)             **
Item 9(a)             "SPECIAL FACTORS -- Fairness of the Merger; Recommendations" and
                      "-- Opinion of Financial Advisor"
Item 9(b)             "SPECIAL FACTORS -- Background of the Merger" and "-- Opinion of
                      Financial Advisor"
Item 9(c)             "SPECIAL FACTORS -- Opinion of Financial Advisor"
Item 10(a)            "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE
                      COMPANY -- Principal Stockholders"
Item 10(b)            "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT AND MERGER
                      SUB -- Purchase of Shares by the Company" and Appendix E
Item 11               "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger", "THE
                      MERGER" and "CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO
                      THE SECURITIES OF THE COMPANY"
Item 12(a)-(b)        "SPECIAL FACTORS -- Background of the Merger", "-- Fairness of the
                      Merger; Recommendations" and Appendix D
Item 13(a)            "RIGHTS OF DISSENTING STOCKHOLDERS" and Appendix C
Item 13(b)-(c)        **
Item 14(a)            *
Item 14(b)            **
Item 15               **
Item 16               **
Item 17(a)            **
Item 17(b)            Appendix B
Item 17(c)            Appendix A
Item 17(d)            **
Item 17(e)            Appendix C
Item 17(f)            **

---------------
* The information requested by this Item is not found in the Information statement.

** The Item is inapplicable or the answer thereto is in the negative.

                      SECTION 13E-3 TRANSACTION STATEMENT

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION
(a)             The information set forth in the Information Statement under the caption
                "AVAILABLE INFORMATION" and "CERTAIN INFORMATION REGARDING THE COMPANY,
                HARCOURT, NEC AND MERGER SUB -- The Company" is incorporated herein by reference.
(b)             The information set forth in the Information Statement under the caption
                "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC AND MERGER
                SUB -- Securities of the Company" is incorporated herein by reference.
(c)             The information set forth in the Information Statement under the captions
                "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC AND MERGER
                SUB -- Price Range of the Shares; Dividends" is incorporated herein by reference.
(d)             The information set forth in the Information Statement under the Captions
                "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC AND MERGER
                SUB -- Price Range of the Shares; Dividends" and Appendix D is incorporated herein by reference.
(e)             Not applicable.
(f)             The information set forth in the Information Statement under the Caption
                "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC AND MERGER
                SUB -- Purchases of Shares by the Company" is incorporated herein by reference.
ITEM 2.  IDENTITY AND BACKGROUND
                This Statement is filed jointly by the Company, the issuer of the securities which are the subject of the 13e-3 transaction, Harcourt, NEC and Merger Sub.
                The Company, Harcourt, NEC and Merger Sub are each corporations organized under the law of the state of Delaware. Harcourt, NEC and Merger Sub are each affiliates of the Company.
                The principal business of the Company is distance learning. The principal businesses of Harcourt are publishing and specialty retailing. NEC is a global provider of interactive multimedia products and services for the education and training marketplace. Merger Sub has been organized for the purpose of consummating the Merger and has no other business activities. The address of the Company is 4515 Seton Center Parkway, Suite 300, Austin, Texas 78759. The
                address of Harcourt, NEC and Merger Sub is c/o Harcourt General, Inc., 27
                Boylston Street, Chestnut Hill, Massachusetts 02167.
(a)-(d),(g)     The information set forth in Appendix D to the Information Statement is incorporated herein by reference.
(e)-(f)         Negative.
ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS
(a)(1)          Not applicable.
(a)(2)          The information set forth in the Information Statement under Captions "SPECIAL
                FACTORS -- Background of the Merger" and "-- Purpose, Structure and Reasons
                for the Merger" is incorporated herein by reference.
(b)             The information set forth in the Information Statement under the Captions
                "SPECIAL FACTORS -- Background of the Merger" and "-- Purpose, Structure and
                Reasons for the Merger" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION
(a)             The information set forth in the Information Statement under the Caption "THE
                MERGER" is incorporated herein by reference.
(b)             The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Background of the Merger", "-- Purpose, Structure and
                Reasons for the Merger" and "-- Certain Effects of the Merger; Operations of
                the Company After the Merger" is incorporated herein by reference.
ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE
(a)-(b)         Not applicable.
(c)             The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and "THE
                MERGER -- Terms of the Merger" is incorporated herein by reference.
(d)             The information set forth in the Information Statement under the Caption
                "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC AND MERGER
                SUB -- Price Range of the Shares; Dividends" is incorporated herein by reference.
(e)             The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger" and
                "-- Certain Effects of the Merger; Operations of the Company After the Merger"
                is incorporated herein by reference.
(f)             Not applicable.
(g)             The information set forth in the Information statement under the caption
                "SPECIAL FACTORS -- Certain Effects of the Merger; Operations of the Company
                After the Merger" is incorporated herein by reference.
ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
(a)-(b)         The information set forth in the Information Statement under the caption
                "FINANCING OF THE MERGER" is incorporated herein by reference.
(c)-(d)         Not applicable.
ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS
(a)-(c)         The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Background of the Merger" and "-- Purpose, Structure and
                Reasons for the Merger" is incorporated herein by reference.
(d)             The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Certain Effects of the Merger; Operations of the Company
                After the Merger" and "-- Certain Federal Income Tax Consequences" is
                incorporated herein by reference.
ITEM 8.  FAIRNESS OF THE TRANSACTION
(a)             The information set forth in the Information Statement under the caption
                "SPECIAL FACTORS -- Fairness of the Merger; Recommendations" is incorporated herein by reference.
(b)             The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Fairness of the Merger; Recommendations" and "-- Opinion
                of the Financial Advisor" is incorporated herein by reference.
(c)             The information set forth in the Information Statement under the caption
                "SPECIAL FACTORS -- Background of the Merger" is incorporated herein by reference.

(d)             The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Background of the Merger", "-- Fairness of the Merger;
                Recommendations" and "-- Opinion of the Financial Advisor" is incorporated herein by reference.
(e)             The information set forth in the Information Statement under the caption
                "SPECIAL FACTORS -- Fairness of the Merger; Recommendations" is incorporated herein by reference.
(f)             Not applicable.
ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS
(a)             The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Fairness of the Merger; Recommendations" and "-- Opinion
                of Financial Advisor" is incorporated herein by reference.
(b)             The information set forth in the Information Statement under the caption
                "SPECIAL FACTORS -- Background of the Merger" and "-- Opinion of Financial
                Advisor" is incorporated herein by reference.
(c)             The information set forth in the Information Statement under the caption
                "SPECIAL FACTORS -- Opinion of Financial Advisor" is incorporated herein by reference.
ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER
(a)             The information set forth in the Information Statement under the caption
                "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE
                COMPANY -- Principal Stockholders" is incorporated herein by reference.
(b)             The information set forth in the Information statement under the captions
                "CERTAIN INFORMATION REGARDING THE COMPANY, HARCOURT, NEC AND MERGER
                SUB -- Purchases of Shares by the Company" and Appendix E is incorporated herein by reference.
ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES
                The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Purpose, Structure and Reasons for the Merger", "THE
                MERGER" and "CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE
                SECURITIES OF THE COMPANY" is incorporated herein by reference.
ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE
  TRANSACTION
(a)-(b)         The information set forth in the Information Statement under the captions
                "SPECIAL FACTORS -- Background of the Merger", "-- Fairness of the Merger;
                Recommendations" and Appendix D is incorporated herein by reference.
ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION
(a)             The information set forth in the Information Statement under the caption
                "RIGHTS OF DISSENTING STOCKHOLDERS" and in Appendix C to the Information
                Statement is incorporated herein by reference.
(b)-(c)         Not applicable.
ITEM 14.  FINANCIAL INFORMATION
(a)             The information set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, the Company's Annual Report on Form 10-K for the
                year ended December 31, 1996, and the Company's Quarterly Reports on Form 10-Q
                for the quarters ended March 31, 1997, and June 30, 1997 are incorporated herein by reference.
(b)             **
ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED
(a)-(b)         Not applicable.

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

ITEM 16.  ADDITIONAL INFORMATION
                Not applicable.
ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS
(a)             Not applicable.
(b)(1)          Fairness Opinion of BZW (incorporated herein by reference to Appendix B to the
                Information Statement).
(b)(2)          BZW Presentation to the Special Committee of the Company's Board of Directors,
                dated September 25, 1997.
(c)(1)          Agreement dated May 30, 1997 by and between Harcourt and the Company
                (incorporated by reference to Exhibit 11(a)(21) to Harcourt's Amendment No. 5 to Schedule 14D-1 filed June 5, 1997 with respect to the common stock of NEC).
(c)(2)          Agreement entered into July 1, 1997, among Harcourt, the Company and the unaffiliated directors of the Company (incorporated by reference to Exhibit
                99.4 to Amendment No. 2 to Harcourt's Schedule 13D filed on July 10, 1997 with respect to the Shares).
(c)(3)          Agreement and Plan of Merger, dated as of September 29, 1997, by and among the
                Company, Harcourt, NEC and Merger Sub (incorporated by reference to Appendix A of the Information Statement).
(d)             Information Statement.
(e)             Summary of Appraisal Rights (incorporated by reference to Appendix C to the
                Information Statement).
(f)             Not applicable.

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

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HARCOURT GENERAL, INC.

                                        By: /s/ ERIC P. GELLER

                                           -------------------------------------
                                           Eric P. Geller
                                           Senior Vice President, General
                                           Counsel and Secretary

                                        NATIONAL EDUCATION CORPORATION

                                        By: /s/ ERIC P. GELLER

                                           -------------------------------------
                                           Eric P. Geller
                                           Vice President and Secretary

                                        SV ACQUISITION CORPORATION

                                        By: /s/ ERIC P. GELLER

                                           -------------------------------------
                                           Eric P. Geller
                                           Vice President

                                        STECK-VAUGHN PUBLISHING CORPORATION

                                        By: /s/ ERIC P. GELLER

                                           -------------------------------------
                                           Eric P. Geller
                                           Senior Vice President, General
                                           Counsel and Secretary

October 6, 1997

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
------
(a)      Not applicable.
(b)(1)   Fairness Opinion of BZW (incorporated herein by reference to Appendix B to the
         Information Statement).
(b)(2)   BZW Presentation to the Special Committee of the Company's Board of Directors, dated
         September 25, 1997.
(c)(1)   Agreement dated May 30, 1997 by and between Harcourt and the Company (incorporated by reference to Exhibit 11(a)(21) to Harcourt's Amendment No. 5 to Schedule 14D-1
         filed June 5, 1997 with respect to the common stock of NEC).
(c)(2)   Agreement entered into July 1, 1997, among Harcourt, the Company and the unaffiliated directors of the Company (incorporated by reference to Exhibit 99.4 to
         Amendment No. 2 to Harcourt's Schedule 13D filed on July 10, 1997 with respect to the Shares).
(c)(3)   Agreement and Plan of Merger, dated as of September 29, 1997 by and among the
         Company, Harcourt, NEC and Merger Sub (incorporated herein by reference to Appendix
         A to the Information Statement).
(d)      Information Statement and Exhibits thereto.
(e)      Summary of Appraisal Rights (incorporated herein by reference to Appendix C to the
         Information Statement).
(f)      Not applicable.

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